Exhibit 99.1

SATIXFY COMMUNICATIONS LTD.
12 Hamada St., Rehovot 7670314
Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 3, 2024

Notice is hereby given that a Special General Meeting of Shareholders of SatixFy Communications Ltd. (the “Company”) will be held on Tuesday, September 3, 2024, at 12:00 p.m. Israel time at the offices of Sullivan & Worcester Tel Aviv, 28 Ha’Arbaa St., Hagag Towers, North Building, 34th Floor, Tel Aviv, Israel, or at any adjournments thereof (the “Meeting” and “Notice”, respectively):

The following matter is in the agenda for the Meeting:

1.	To approve the terms of compensation of Mr. Nir Barkan, as the Company’s Chief Executive Officer.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Record Date

Shareholders of record at the close of business on Tuesday, August 6, 2024 (the “Record Date”) are entitled to be provided with notice of and to vote at the Meeting either in person or by appointing a proxy to vote in their stead at the Meeting (see details below).

Board Recommendation

Our board of directors (the “Board of Directors”) unanimously recommends that you vote “FOR” the above proposed resolution, as specified in the attached proxy statement.

How You Can Vote

A form of proxy for use at the Meeting is attached to the proxy statement and a voting instruction form, together with a return envelope, will be sent to holders of Company’s ordinary shares, no par value (the “Ordinary Shares”). By appointing “proxies,” shareholders may vote at the Meeting regardless of whether they attend, or vote online using the instructions on the enclosed proxy card.

Subject to applicable law and the rules of the NYSE American LLC, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” each proposed resolution to be presented at the Meeting for which the Board of Directors recommends a vote “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 of the Israeli Companies Law, 5759-1999 regulations (proxy and positions statements).

Shareholders registered directly with the transfer agent
If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, of New York, N.Y., you are considered, with respect to those shares, to be the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Ms. Reut Tevet, VP Finance & Legal of the Company and/or Mr. Oren Harari, Interim Chief Financial Officer of the Company, or to vote in person at the Meeting.

Shareholders of beneficial owner
If your Ordinary Shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares are held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, with respect to the matter that is on the agenda for the Meeting, and a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for the proposal.

This Notice and the documents mentioned therein, as well as the proposed resolution on the agenda, can be viewed at the Company’s registered office at 12 Hamada Street, Rehovot 7670314, Israel, Sunday through Thursday between 10:00 a.m. and 3:00 p.m., and also will be made available to the public on the Company's website www.satixfy.com, and the SEC’s website at www.sec.gov.

SatixFy Communications Ltd.

July 30, 2024